Exhibit 99.1

Wabauskang First Nation and Goldcorp sign Collaboration Agreement

TSX: G NYSE: GG

VANCOUVER, Jan. 30, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) and Wabauskang First Nation ("Wabauskang") have signed a Collaboration Agreement that paves the way for long-term economic benefits for the northwestern Ontario First Nation. The new Agreement, which marks Goldcorp's sixth First Nation partnership in Canada, provides a framework for strengthened collaboration in the development and operations of Red Lake Gold Mines. A signing ceremony was held Thursday, January 29 in the Wabauskang community.

Goldcorp now has collaboration agreements in place with all of the First Nations which assert Aboriginal and treaty rights in the vicinity of its active operations in Canada: Red Lake Gold Mines, Musselwhite Mine, Porcupine Gold Mines and Éléonore Mine.

"This new agreement is about so much more than economic benefits," said Brent Bergeron, Goldcorp's Executive Vice President of Corporate Affairs and Sustainability. "It's about long-term partnership, open dialogue and shared prosperity. It demonstrates our company's ongoing commitment to develop Northern Ontario's natural resources in a mutually-beneficial and sustainable way, and will bring well-deserved recognition to the people of Wabauskang."

"This agreement is a significant achievement for our community," said Wabauskang Chief Martine Petiquan. "Agreements like this one are an essential part of ensuring that our Treaty rights are respected when companies want to develop the lands and resources in our territory."

Based on a series of community meetings that generated broad support from both parties, the Collaboration Agreement outlines tangible benefits for Wabauskang – including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Goldcorp's future financial contributions.

"First Nations communities have an incredible opportunity to benefit from resource development," said the Honourable Greg Rickford, Canada's Minister of Natural Resources. "This agreement is an excellent example of industry and First Nations working together to build long-term partnerships that will ensure responsible development while bringing employment and economic opportunities to First Nations communities."

Red Lake Gold Mines is amongst Goldcorp's top producing sites, yielding over 400,000 ounces of gold in 2014. The company is expanding development in the Red Lake area through its Cochenour project, which is expected to produce first ore from production stopes later this year.

"Social responsibility is at the core of our business," added Bergeron. "This agreement with Wabauskang is based on cooperation, and shows what's possible when a company like Goldcorp and local First Nations form a partnership based on a shared vision."

This new Collaboration Agreement solidifies the relationship between both parties and will facilitate any potential regulatory permitting pertaining to both Red Lake Gold Mines and the Cochenour project.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers, with operations and development projects located in safe jurisdictions throughout the Americas. A Canadian company headquartered in Vancouver, British Columbia, Goldcorp employs more than 18,000 people worldwide. The Company is committed to responsible mining practices and is well positioned to deliver sustained, industry-leading growth and performance.

About Wabauskang First Nation

Wabauskang First Nation is an Anishinabe community. A signatory to Treaty 3, Wabauskang is the most northern community in the Treaty 3 territory. Wabauskang's community and reserve lands are located approximately 100 kilometres south of Red Lake, Ontario. Wabauskang is committed to the protection of Mother Earth, sharing the benefits of the land and creating opportunities for future generations.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com; Media contact: Councillor Doug Riffel, Councillor/Owner, Wabaskang First Nations, Telephone: (807) 221-6019

CO: Goldcorp Inc.

CNW 12:07e 30-JAN-15